EXHIBIT 20

December 30, 2010

Dear Owens Mortgage Fund Investors:

I hope this letter finds you and your families healthy and safe in this holiday season.  I am writing this letter for a variety of reasons:  first, to discuss the Fund’s line of credit and the outlook for future capital distributions; second, to disclose a loss that was incurred in December 2010 from a foreclosure sale and an imminent upcoming loss from the foreclosure of a loan; third to inform you of potential investment opportunities, and, lastly to inform you of a recent filing with the Securities and Exchange Commission.

As of the date of this letter the Fund’s outstanding balance on its line of credit is approximately $3.6 million.  For the 2010 year, we have paid down this line of credit by approximately $20 million leaving us in a position to repay it completely in the near future.  With the line of credit extinguished, we will relieve the Fund of the banks’ requirement to provide them with all capital derived from loan payoffs or property sales.  In the near future, these monies will be available as capital distributions to investors.  We do not know the extent or timing of these capital events, but we feel very confident that capital distributions will be renewed in 2011.

In the first part of December 2010, the Fund obtained through a foreclosure sale 46 condominium units located in Oakland, California.  These units are new construction in which the Fund had a total investment of approximately $11.6 million.  The Fund obtained an appraisal of the property about the time of foreclosure, and, although the sum of the individual condominium values approached the Fund’s investment, the valuation was discounted for the time it would take to sell the units reducing the appraised value to approximately $9.3 million.  Although it is our intention to retain the condominiums as rentals for the near term and sell them in a stronger market, tax laws require us to recognize a loss upon foreclosure which is reflected on this month’s statement.

In the first part of 2011 the Fund expects to foreclose on 168 condominium and 160 apartment units located in Miami, Florida.  As with the Oakland project, it is our intention to retain the condominiums as rentals for the near term and sell them in a stronger market, but tax laws require us to recognize a loss upon foreclosure.  This loss will represent approximately 3% of all investors’ capital.  We obviously cannot predict the future of these two properties acquired through foreclosure, but we plan on doing everything we can to maximize the return to the Fund.

On a better note, we are finding some very strong lending opportunities at this time.  This is due primarily to the relative lack of competition as many companies similar to ours are out of business and institutional lenders such as banks and life insurance companies continue to lend at low levels.  In addition, the advantage that we have historically had due to relatively quick loan commitments and funding is even more pronounced in this market as the competition is unable to react quickly to opportunities.  Many lenders will take months to fund a loan that meets their guidelines.

EXHIBIT 20

Unfortunately, the Fund cannot take advantage of these opportunities as it is restricted from making investments due to requested and unfulfilled capital redemption requests from investors.  Until these restrictions end, we are funding loans through a license with the California Department of Real Estate that allows up to 35 investors in any one loan.  You must be a California resident or, if a business, established in California.  As an example, we recently closed a loan for the purchase of apartments in Sacramento, California in which the buyers contributed 40% of the purchase price.  Due to significantly reduced purchase prices and the borrower’s financial commitment and experience, we have determined the risk to be quite low.  The yield to investors is 10%, and we expect that the loan will be repaid within one year.

If you have interest in an investment of this nature, please call our office at (925) 935-3840.

On December 14, 2010, we filed an amendment to the Fund’s September 30, 2010 Form 10-Q (Form 10-Q/A) to correct two paragraphs in the 10-Q. The amendment corrected disclosure of the Miami, Florida condominium complex loan foreclosure subsequent to September 30, 2010, which the Partnership learned, after the filing date, was inaccurate. The Partnership was informed that the foreclosure had been voided due to errors made by the Miami-Dade County Clerk and must be re-submitted. The Partnership and the General Partner still expect to foreclose on the loan and the Partnership will incur a tax loss at that time, but the timing of the new foreclosure sale is not yet known. A copy of the 10-Q/A can be found on our website at http://www.owensfinancial.com/downloads.aspx. If you would like a copy mailed to you, please call the office at (925) 935-3840.

All of us at Owens continue to direct substantially all our efforts towards the success of the Fund.  The investment opportunities that I have mentioned will not distract from that.  Please feel free to contact us with any questions that you may have.

We wish all a very happy and healthy New Year.

Sincerely,

/s/ William C. Owens

William C. Owens, President
Owens Financial Group, Inc.

Letter of Interest

Name:   ____________________________

Address:  __________________________

                  __________________________

Telephone Number:  __________________

Email Address:  _____________________

Expected Investment Amount:  $_________